July 18, 2006

Vanessa Robertson

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	AVVAA World Health Care Products, Inc.
Item 4.1 Form 8-K
Filed on May 9, 2006
File No. 000-31611

Dear Ms. Robertson:

We represent AVVAA World Health Care Products, Inc. (the “Company”). As a follow up to our letter dated July 18, 2006, this letter will confirm that the Company is aware that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN